SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. 6)


                       CAPSTEAD MORTGAGE CORPORATION
         ------------------------- ------------------------------
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
       ------------------- ----------------------------------------
                       (Title of Class of Securities)


                                14067E 40 7
     ---------------------------------------------------- ------------
                               (CUSIP Number)

                             Randal A. Nardone
                   Chief Operating Officer and Secretary
                    Fortress Registered Investment Trust
                      Sole member of Fortress CAP LLC
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 798-6100
    -------------------------------------------------- ---------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  Copy to:

                             J. Gregory Milmoe
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                               (212) 735-3000

                             November 29, 2001
    ----------------------------------------------- ------------------
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_|.


                            (Page 1 of 14 Pages)



CUSIP No. 14067E 40 7         13D                          Page 2 of 14 Pages


-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Fortress CAP LLC
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
         Not applicable                                             (b) |_|
-------------------------------------------------------------------------------

   3     SEC USE ONLY
-------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         Not applicable
-------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                   |_|
-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------

 NUMBER OF SHARES        7     SOLE VOTING POWER           - 0 -
BENEFICIALLY OWNED       ------------------------------------------------------
      BY EACH
 REPORTING PERSON        8     SHARED VOTING POWER         - 3,649,359 -
       WITH              ------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER      - 0 -


                         10    SHARED DISPOSITIVE POWER    - 3,649,3591-

-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 3,649,359 -
-------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                |_|
-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.3% (based on 13,861,991 shares of Common Stock outstanding as of November 30, 2001)
-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------



CUSIP No. 14067E 40 7             13D                     Page 3 of 14 Pages

-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Fortress Registered Investment Trust

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
         Not applicable                                             (b) |_|

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                   |_|

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER           - 0 -
      SHARES             ------------------------------------------------------
   BENEFICIALLY          8       SHARED VOTING POWER         - 3,649,359 -
     OWNED BY
       EACH              ------------------------------------------------------
     REPORTING           9       SOLE DISPOSITIVE POWER      - 0 -
    PERSON WITH
                         ------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER    - 3,649,359 -

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 3,649,359 -

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                 |_|

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.3% (based on 13,861,991 shares of Common Stock outstanding as of November 30, 2001)

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------



CUSIP No. 14067E 40 7                  13D               Page  4 of 14 Pages


-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Fortress Investment Fund LLC

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |_|
         Not applicable                                         (b)  |_|

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         Not applicable

-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                   |_|

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER            - 0 -
      SHARES
   BENEFICIALLY          ------------------------------------------------------
     OWNED BY            8       SHARED VOTING POWER          - 3,649,359 -
       EACH
     REPORTING           ------------------------------------------------------
    PERSON WITH          9       SOLE DISPOSITIVE POWER       - 0 -

                         ------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER     - 3,649,359 -

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 3,649,359 -

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                 |_|

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.3% (based on 13,861,991 shares of Common Stock outstanding as of November 30, 2001)

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------




CUSIP No. 14067E 40 7               13D                   Page  5 of 14 Pages


-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Fortress Investment Group LLC

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
         Not applicable                                             (b)  |_|

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         Not applicable

-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)       |_|

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER            - 0 -
      SHARES
   BENEFICIALLY          ------------------------------------------------------
     OWNED BY            8       SHARED VOTING POWER          - 3,649,359 -
       EACH
     REPORTING           ------------------------------------------------------
    PERSON WITH          9       SOLE DISPOSITIVE POWER       - 0 -

                         ------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER     - 3,649,359 -

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 3,649,359 -

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                 |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.3% (based on 13,861,991 shares of Common Stock outstanding as of November 30, 2001)

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------



CUSIP No. 14067E 40 7                    13D            Page  5 of 14 Pages


-------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Fortress Principal Investment Holdings LLC

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
         Not applicable                                             (b)  |_|

-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         Not applicable

-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                   |_|

-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
     NUMBER OF           7       SOLE VOTING POWER           - 0 -
      SHARES
   BENEFICIALLY          ------------------------------------------------------
     OWNED BY            8       SHARED VOTING POWER         - 3,649,359 -
       EACH
     REPORTING           ------------------------------------------------------
    PERSON WITH          9       SOLE DISPOSITIVE POWER      - 0 -

                         ------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER    - 3,649,359 -

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 3,649,359 -

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                        |_|

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.3% (based on 13,861,991 shares of Common Stock outstanding as of November 30, 2001)

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------



         This Amendment No. 6 (this "Amendment") to the Statement on
Schedule 13D dated January 21, 2000, as amended by Amendment No. 1 thereto dated February 22, 2000, Amendment No. 2 thereto dated July 12, 2000, Amendment No. 3 thereto dated September 8, 2000, Amendment No. 4 thereto dated October 31, 2000 and Amendment No. 5 thereto dated December 28, 2000 (as so amended, the "Schedule 13D") filed by Fortress CAP LLC, a Delaware limited liability company ("Fortress CAP"), Fortress Registered Investment Trust, a Delaware business trust ("Fortress Trust"), Fortress Investment Fund LLC, a Delaware limited liability company ("Fortress Fund"), Fortress Investment Group LLC, a Delaware limited liability company ("Fortress Group"), and Fortress Principal Investment Holdings LLC, a Delaware limited liability company ("FPIH"), relates to the common stock, par value $0.01 per share (the "Common Stock"), of Capstead Mortgage Corporation, a Maryland corporation ("Capstead"). This Amendment is filed jointly by Fortress CAP, Fortress Trust, Fortress Fund, Fortress Group and FPIH (collectively, the "Reporting Persons"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

                  On May 4, 2001, Fortress CAP converted all of the shares of Capstead Series C Preferred Stock held by it into 2,689,000 shares of Capstead Common Stock. The conversion referenced above was consummated pursuant to and in accordance with the terms of such Series C Preferred Stock. As a result of the conversion, Fortress CAP no longer owns any shares of Series C Preferred Stock.

                  On June 29, 2001, with the approval of its stockholders, Capstead effected a one-for-two reverse stock split. As a result, all share ownership positions owned by the Reporting Persons, whether directly or beneficially, have been adjusted in this
         Schedule 13D to reflect such stock split.

                  On November 29, 2001, pursuant to an Underwriting Agreement, dated as of November 26, 2001 (the "Underwriting Agreement"), among Fortress CAP, Capstead and Bear, Stearns & Co. Inc., as underwriter, the Reporting Persons sold 1,000,000 shares of Common Stock at $23.50 per share, yielding aggregate net proceeds of $23,500,000. After such sale, Fortress CAP was the direct beneficial owner of 3,649,359 shares of Capstead Common Stock.

                  The Reporting Persons acquired beneficial ownership of the Capstead securities referenced in this Schedule 13D for investment purposes and for purposes of influencing the business and affairs of Capstead. Subject to the terms of the Underwriting Agreement, which limit the ability of the Reporting Persons to engage in further sales of Capstead Common Stock during the period through and including February 24, 2002 (i.e., 90 days from the date of the Underwriting Agreement), the Reporting Persons intend to continuously review their investment in Capstead, and may in the future determine to (i) dispose of all or a portion of the securities of Capstead owned by them, (ii) acquire additional securities of Capstead, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4 or (iv) otherwise change their investment intent. Notwithstanding anything contained herein to the contrary, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, Capstead's financial condition, business, operations and prospects, other developments concerning Capstead and the mortgage business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of Capstead.

                  Other than as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Capstead or the disposition of securities of Capstead; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Capstead or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Capstead or any of its subsidiaries; (d) any change in the Board of Directors or management of Capstead, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of Capstead; (e) any material change in the present capitalization or dividend policy of Capstead; (f) any other material change in Capstead's business or corporate structure; (g) changes in Capstead's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Capstead by any person; (h) a class of securities of Capstead being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Capstead becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to those enumerated above.

Item 5.

         Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

                  As a result of the May 4, 2001 conversion by Fortress CAP of all of the shares of Capstead Series C Preferred Stock held by Fortress CAP, the one-for-two reverse stock split consummated by Capstead on June 29, 2001 and the November 29, 2001 sale by the Reporting Persons of 1,000,000 shares of Capstead Common Stock pursuant to the Underwriting Agreement, in each case, as described above, Fortress CAP is now the direct beneficial owner of 3,649,359 shares of Capstead Common Stock.


                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 2001


                                        FORTRESS CAP LLC


                                        By: /s/ Randal A. Nardone
                                            ---------------------------------
                                            Randal A. Nardone, as
                                            Chief Operating Officer and
                                            Secretary of Fortress Registered
                                            Investment Trust, sole member of
                                            Fortress CAP LLC



                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 2001


                                       FORTRESS REGISTERED
                                       INVESTMENT TRUST


                                       By: /s/ Randal A. Nardone
                                           -----------------------------------
                                           Randal A. Nardone, as
                                           Chief Operating Officer and
                                           Secretary of Fortress Registered
                                           Investment Trust



                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 2001


                                     FORTRESS INVESTMENT FUND LLC


                                     By: /s/ Randal A. Nardone
                                         -------------------------------------
                                         Randal A. Nardone, as
                                         Chief Operating Officer and Secretary
                                         of Fortress Fund MM LLC, managing
                                         member of Fortress Investment Fund LLC



                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 2001


                                        FORTRESS  INVESTMENT GROUP  LLC


                                        By: /s/ Randal A. Nardone
                                            ---------------------------------
                                            Randal A. Nardone, as
                                            Chief Operating Officer and
                                            Secretary of Fortress Investment
                                            Group LLC



                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 2001


                                          FORTRESS PRINCIPAL INVESTMENT
                                          HOLDINGS  LLC


                                          By: /s/ Randal A. Nardone
                                              -------------------------------
                                              Randal A. Nardone, as
                                              Secretary